Exhibit (a)(5)(I)

PRESS RELEASE

FOR IMMEDIATE RELEASE

MATHSTAR (OTC: MATH.PK) BOARD MUTINY MAKES THE

CASE TO TENDER TO TIBERIUS CAPITAL II, LLC

CHICAGO, Illinois, July 16, 2009—Tiberius Capital II, LLC (“Tiberius”), a value-opportunity fund located in Chicago, commented today on the startling news that MathStar’s (OTC:MATH.PK) long time Chairman, CEO and CFO Douglas M. Pihl resigned from all positions on July 14, 2009. “We have great respect for Mr. Pihl and his accomplishments,” said John M. Fife, who along with Robert T. Sullivan, is a principal of Tiberius Capital II, LLC. Mr. Fife added, “If Mr. Pihl has abandoned ship, the Company must be in disarray and turmoil.”

Tiberius is offering $1.25 per share in cash to all shareholders for all of their MathStar shares. The offer expires at 11:59 P.M. New York City time on July 20, 2009. Please contact your broker to tender your MathStar shares or call Mellon Investor Services at 866-223-5707 for assistance in tendering your shares.

Tiberius notes the following with respect to MathStar’s so called non-binding Letter of Intent with a language translation company:

•	According to ex-CEO Pihl in his resignation letter, there is no compelling business plan that warrants committing over $13,000,000 in cash to the acquisition.

•	According to ex-CEO Pihl, nearly half the cash will not remain with the combined company, but will instead be distributed to the target shareholders, not to MathStar shareholders.

•	According to ex-CEO Pihl, in addition to cash going out the door, newly issued shares will result in nearly a 50% dilution to the current MathStar shareholders.

“In short, this is a bad deal and MathStar shareholders should get out now and tender to Tiberius. We applaud Mr. Pihl for having the courage to step up and call out the remaining Board members on what appears to be, in Tiberius’ opinion, a disastrous proposition for the MathStar shareholders,” stated Mr. Fife.

Tiberius notes that the purpose of the Company’s announcement of the non-binding proposed deal appears to be to create a “cloud of hope” that a deal might be on the horizon to dissuade MathStar shareholders from tendering to Tiberius. Tiberius cautions MathStar shareholders not to be persuaded by the Company’s announcement which provides no detail about the target, Sajan, or its financials, or its officers or directors, or how MathStar plans to preserve its net operating losses.

Forward-looking Statements

This press release contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding MathStar’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.

TIBERIUS CAPITAL II, LLC

303 EAST WACKER DRIVE, SUITE 311, CHICAGO, ILLINOIS 60601